SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PUSUSANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of      April 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant’s Name Into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F    X      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

TABLE OF CONTENTS

1.     Other Events

On April 24, 2002, in Germany, the Company announced its earnings for the first quarter ended March 31, 2002. A copy of the Company’s press release dated April 24, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s interim report as of March 31, 2002 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

2.     Exhibits

99.1 Press release of the Company dated April 24, 2002.

99.2 Interim report as of March 31, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date	April 24, 2002	By	/s/ ROLAND PUDELKO Roland Pudelko Executive Director, CEO and President

EXHIBIT INDEX

     1.     News release of the Company dated April 24, 2002.

     2.     Interim report as of March 31, 2002

EXHIBIT 1: NEWS RELEASE

Dialog Semiconductor reports first quarter results for 2002

•	Net cash up to EUR 41.8 million from EUR 32.6

•	Recovery of ESM investment of EUR 6.5 million

•	Earnings per share of EUR 0.02

•	Revenues in line with expectations at EUR 19.1 million

Kirchheim/Teck-Nabern, April 24, 2002 – Dialog Semiconductor Plc (Nasdaq & Nasdaq Europe: DLGS, Neuer Markt: DLG), today reported sales of EUR 19.1 million in the first quarter of 2002. Net income was EUR 933 thousand resulting in earnings per share of EUR 0.02 for the first quarter of this year. Dialog’s net cash position increased by 28% up to EUR 41.8 million, compared to EUR 32.6 million in the previous quarter. This improvement in cash was the result of the Company's program to control working capital, costs and capital expenditure and the part recovery of the ESM (silicon supplier) investment of EUR 6.5 million.

Roland Pudelko, Dialog’s CEO & President, commenting on this: “In the first quarter we maintained the level of R&D expenditure in order to execute our strategic R&D programs, including the important new mobile digital camera module, multimedia and other applications. “

Based on new CMOS technology, developed over the last two years, Dialog initiated two new designs with enhanced audio and power management features for multimedia applications. This technology allows mixed signal component and system level solutions with advanced audio, power management, RF and high density digital functions to be produced at a very competitive cost.

Also during the first quarter Dialog received a new design win through its Japanese operation. This is a system on a chip (SOC) solution with a high performance analog to digital converter (ADC), micro controller and memory, used for sensor signal conditioning for the laptop market.

Dialog Semiconductor will hold a conference call to detail its first quarter results on April 24, 2002 at 4:00 pm UK-time (10:00 am Eastern Seaboard time).

The Company’s Interim Report as of March 31, 2002 is available at www.dialog-semiconductor.com.

DIALOG SEMICONDUCTOR PLC — SELECTED FINANCIAL DATA

(in thousands of €, except per share and employee data)	Three months ended March 31, 2002	Three months ended March 31, 2001	Year ended December 31,
	(unaudited)	(unaudited)	2001

Earnings data
Revenues	19,063	30,611	100,519

EBITDA	(1,614)	4,441	3,493

EBIT (operating profit/loss)	(5,224)	590	(23,199)

Research and development	7,996	6,630	31,256

Net income (loss)1)	933	857	(41,679)

Cash flow from operations2)	3,353	2,773	15,139

Balance Sheet data
Cash and cash equivalents	41,778	12,290	32,626

Shareholders’ equity	158,626	200,453	157,706

Total assets	177,524	227,428	178,443

Capital expenditure	664	1,263	3,157

Share data
Basic earnings (loss) per share	0.02	0.02	(0.95)

Number of shares issued (in thousands, period end)	44,069	44,069	44,069

Other data
Employees (period end)	287	276	287

1) Effective January 1, 2002, goodwill is no longer amortized (see note 2 to the unaudited interim financial statements).

2) Excluding advance payments to secure silicon capacity of € 10,622 for the three months ended March 31, 2001.

Investor Relations

Corporate Calendar

May 16, 2002: Annual shareholder’s meeting

July 24, 2002: Release of second quarter results

October 23, 2002: Release of third quarter results

Contact Dialog Semiconductor Birgit Hummel Neue Straße 95 D-73230 Kirchheim/Teck – Nabern
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	birgit.hummel@diasemi.com
Internet	www.dialog-semiconductor.com

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog’s innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and included in the Nemax50 since December 27, 2001.

D I S C L A I M E R

This press release contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

EXHIBIT 1: INTERIM REPORT AS OF MARCH 31, 2002

OPERATING AND FINANCIAL REVIEW

     Forward-looking statements
The interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

     Three months ended March 31, 2002 compared to three months ended March 31, 2001

(In thousands of €)	Three months		Three months
	ended		ended
	March 31, 2002		March 31, 2001		Change
	(unaudited)%		(unaudited)%		%

Revenues	19,063	100.0	30,611	100.0	(37.7)

Cost of sales	(13,547)	(71.1)	(20,172)	(65.9)	(32.8)

Gross margin	5,516	28.9	10,439	34.1	(47.2)

Selling and marketing expenses	(896)	(4.7)	(910)	(3.0)	(1.5)

General and administrative expense	(1,401)	(7.3)	(1,519)	(4.9)	(7.8)

Research and development	(7,996)	(42.0)	(6,630)	(21.7)	20.6

Amortization of goodwill and intangible assets1)	(447)	(2.3)	(790)	(2.6)	(43.4)

Operating profit/loss (EBIT)	(5,224)	(27.4)	590	1.9	(985.4)

Interest income, net	238	1.2	218	0.7	9.2

Foreign currency exchange gains and losses, net	6	0.0	741	2.4	(99.1)

Recovery of investment	6,457	33.9	—	—	—

Result before income taxes	1,477	7.7	1,549	5.0	(4.6)

Income taxes	(544)	(2.8)	(692)	(2.2)	(21.4)

Net income	933	4.9	857	2.8	8.9

1) Effective January 1, 2002, goodwill is no longer amortized (See note 2 to the unaudited interim financial statements).

     Revenues
Revenues were € 30.6 million for the three months ended March 31, 2001 compared with € 19.1 million for the corresponding period in the current year. The decrease in revenues is primarily due to lower sales volumes for mobile communications products. Revenues in this business sector accounted for € 23.1 million or 75% of total revenues for the three months ended March 31, 2001 compared with € 13.1 million or 69% of total revenues for the corresponding period in the current year. Revenues from our industrial applications reached € 3.7 million or 20% of total revenues, a decline of € 0.4 million when compared to the first quarter of 2001. Revenues from our automotive applications accounted for € 1.5 million in both periods (representing 5% and 7% of total revenues in the first quarter of 2001 and 2002, respectively). Revenues from our wireline communication applications reached € 0.7 million or 4% of total revenues, a decline of € 1.2 million when compared to the first quarter of 2001.

     Cost of Sales
Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from € 20.2 million for the three months ended March 31, 2001 to € 13.5 million for the three months ended March 31, 2002 in line with decreased production volumes. In addition, as a result of lower production volume our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs. The increase in per unit production costs was the primary factor contributing to a decline in our gross margin from 34.1% of revenues for the three months ended March 31, 2001 to 28.9% of revenues for the corresponding period in the current year.

     Selling and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses was € 0.9 million for the three months ended March 31, 2001 and for the same period in the current year. As a percentage of total revenues, selling and marketing expenses increased from 3.0% to 4.7% due to the proportionately lower revenue base.

     General and Administrative Expenses
General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased from € 1.5 million for the three months ended March 31, 2001 to € 1.4 million for the three months ended March 31, 2002. As a percentage of total revenues, general and administrative expenses increased from 4.9% to 7.3% due to the proportionately lower revenue base.

     Research and Development
Research and development expenses increased 20.6% from € 6.6 million for the three months ended March 31, 2001 to € 8.0 million for the three months ended Mach 31, 2002. The absolute increase in research and development expenses reflected the demand from key customers for us to devote further resources to assist in the development of new products for them in addition to our own strategic research and development program. We increased research and development headcount from 158 at March 31, 2001 to 175 at March 31, 2002. Research and development expenses increased from 21.7% to 42.0% as a percentage of total revenues, resulting both from the absolute increase in research and development costs described above and the proportionately lower revenue base. We expect continued demand from key customers for us to assist in the development of new products for them. Our ability to generate long-term revenues from our research and development programs depends on customers accepting our designs and implementing them in large-scale production.

     Amortization of Goodwill and Intangible Assets
Amortization expense for the three months ended March 31, 2001 was € 0,8 million (of which € 0.3 million related to goodwill and assembled workforce) as compared to € 0,4 million for the three months ended March 31, 2002. As discussed in Note 2 to the Consolidated Financial Statements, we adopted a new accounting principle effective January 1, 2002. Consequently, goodwill is no longer to be amortized in 2002 and subsequent periods. Instead, we are required to evaluate the recoverability of goodwill on an annual basis and record a charge to earnings if and when recoverability is considered impaired. Amortization expense for intangible assets include ASIC design software, a 16 bit microprocessor core and other intangible assets.

     Operating Profit (Loss)
We reported an operating profit of € 0.6 million for the three months ended March 31, 2001 compared with an operating loss of € 5.2 million for the three months ended March 31, 2002. This decrease in operating profit was primarily due to significantly lower sales volumes in the first three months of 2002 and higher research and development expenses during the period.

     Interest Income, net
Interest income, net from the Company’s investments (primarily short-term deposits) was € 0,2 million for the three months ended March 31, 2001 and 2002.

     Foreign Currency Exchange Gains and Losses
Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net decreased from € 0.7 million for the three months ended March 31, 2001 to € 6 for the three months ended March 31, 2002. This decrease is primarily due to the reduced increase in value of the US Dollar against the EURO and lower amounts of outstanding US Dollar receivables.

     Recovery of Investment
In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM was impaired. Accordingly we wrote off our investments in ESM. In the first quarter 2002, ESM was acquired by International Rectifier. As a result, we were able to recover a portion (€ 6.5 million) of our total investment in ESM.

     Income Taxes
Income tax expense was € 0.7 million for the three months ended March 31, 2001 and € 0.5 million and for the three months ended March 31, 2002, representing an effective income tax rate of 36.0% (before amortization of goodwill and other intangible assets) in both periods.

     Liquidity and Capital Resources
Our primary sources of liquidity during the period were cash flows from operations and cash flow from the recovery of assets due to the acquisition by International Rectifier of the ESM business.

We have a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At March 31, 2002 we had no outstanding liabilities under this facility.

     Balance Sheet
Accounts receivable decreased from € 16.5 million to € 12.0 million and accounts payable decreased from € 8.3 million to € 5.9 million, in each case in line with reduced sales volumes. Inventories decreased from € 17.2 million to € 14.2 million. Cash and cash equivalents increased from € 32.6 million to € 41.8 million, reflecting primarily the payment received in connection with the recovery of the ESM investment, the collection of accounts receivable and lower inventory levels. Primarily as a result of the increase in cash and cash equivalents, our working capital increased from € 50.4 million at December 31, 2001 to € 55.4 million at March 31, 2002.

     Cash flows
Cash used for operating activities was € 7.8 million for the three months ended March 31, 2001. Excluding advance payments to secure silicon capacity of € 10.6 million, cash provided by operating activities was € 2.8 million for the three months ended March 31, 2001 compared with cash provided by operating activities of € 3.4 million for the three months ended March 31, 2002.

Cash used for investing activities was € 9.7 million for the three months ended March 31, 2001 compared with cash provided by investing activities of € 5.8 million for the three months ended March 31, 2002. Cash used for investing activities for the three months ended March 31, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of € 1.3 million and an additional capital contribution and loan to ESM of € 8.6 million. Cash provided by investing activities in the three month period ended March 31, 2002, reflects primarily the payment we received in connection with the recovery of the ESM investment of € 6.5 million.

INDEPENDENT AUDITORS’ REVIEW REPORT

     To the Board of Directors
     Dialog Semiconductor Plc:

We have reviewed the condensed consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of March 31, 2002, and the related condensed consolidated statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 2 to the condensed consolidated financial statements, in 2002 Dialog Semiconductor Plc adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets” and Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

We have previously audited, in accordance with generally accepted auditing standards in the United States of America, the consolidated balance sheet of Dialog Semiconductor Plc and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended; and in our report dated February 20, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Stuttgart, April 24, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Held)	(Kiechle)
Wirtschaftsprüfer	Wirtschaftsprüfer

CONSOLIDATED FINANCIAL STATEMENTS

     Interim Consolidated Statements of Operations

(in thousands of €, except per share data)		Three months	Three months
		ended	ended
		March 31, 2002	March 31, 2001
	Notes	(unaudited)	(unaudited)

Revenues	5	19,063	30,611

Cost of sales		(13,547)	(20,172)

Gross margin		5,516	10,439

Selling and marketing expenses		(896)	(910)

General and administrative expense		(1,401)	(1,519)

Research and development		(7,996)	(6,630)

Amortization of goodwill and intangible assets	2, 4	(447)	(790)

Operating profit (loss)		(5,224)	590

Interest income, net		238	218

Foreign currency exchange gains and losses, net		6	741

Recovery of investment	6	6,457	—

Result before income taxes		1,477	1,549

Income taxes		(544)	(692)

Net Income	2, 4	933	857

Earnings per share	2, 4, 6
Basic earnings per share		0.02	0.02

Diluted earnings per share		0.02	0.02

Weighted average number of shares (in thousands)

Basic		43,856	43,944

Diluted		45,157	45,473

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

		At	At
(in thousands of €)		March 31, 2002	December 31,
	Notes	(unaudited)	2001

ASSETS
Cash and cash equivalents		41,778	32,626

Trade accounts receivable, net		12,021	16,489

Inventories	3	14,152	17,152

Deferred taxes		60	23

Prepaid expenses		2,836	1,107

Other current assets		629	830

Total current assets		71,476	68,227

Property, plant and equipment, net		34,462	36,940

Intangible assets	4	4,890	5,701

Goodwill	4	11,786	11,403

Loans		23,251	22,974

Deferred taxes		24,690	24,684

Prepaid expenses		6,969	8,514

TOTAL ASSETS		177,524	178,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		5,882	8,273

Accrued expenses		5,052	5,071

Income taxes payable		958	1,437

Deferred taxes		1,908	1,266

Other current liabilities		2,307	1,786

Total current liabilities		16,107	17,833

Deferred taxes		2,791	2,904

Total liabilities		18,898	20,737

Ordinary Shares		6,737	6,737

Additional paid-in capital		168,794	168,788

Accumulated deficit		(16,504)	(17,437)

Currency translation adjustment		(226)	(270)

Derivative financial instruments		(108)	(42)

Employee stock purchase plan shares		(67)	(70)

Net Shareholders’ equity		158,626	157,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		177,524	178,443

The accompanying notes are an integral part of these Consolidated Financial Statements

     Interim Consolidated Statements of Cash Flows

	Three months	Three months
(In thousands of €)	ended	ended
	March 31, 2002	March 31, 2001
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income	933	857

Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Recovery of investment	(6,457)	—

Depreciation of property, plant and equipment	3,163	3,061

Amortization of goodwill and intangible assets	447	790

Change in deferred taxes	519	67

Changes in current assets and liabilities:
Trade accounts receivable	4,473	17,767

Inventories	3,000	31

Prepaid expenses	(178)	(10,104)

Trade accounts payable	(2,394)	(18,270)

Other assets and liabilities	(153)	(2,048)

Cash provided by (used for) operating activities	3,353	(7,849)

Cash flows from investing activities:
Recovery of investment	6,457	—

Purchases of property, plant and equipment	(664)	(1,263)

Purchases of intangible assets	(19)	(336)

Investments and deposits made	—	(8,133)

Cash provided by (used for) investing activities	5,774	(9,732)

Cash flows from financing activities:
Sale of employee stock purchase plan shares	9	15

Cash provided by financing activities	9	15

Cash provided by (used for) operating, investing and financing activities	9,136	(17,566)

Effect of foreign exchange rate changes on cash and cash equivalents	16	(23)

Net increase (decrease) in cash and cash equivalents	9,152	(17,589)

Cash and cash equivalents at beginning of period	32,626	29,879

Cash and cash equivalents at end of period	41,778	12,290

The accompanying notes are an integral part of these Consolidated Financial Statements

     Interim Consolidated Statements of Changes in Shareholders’ Equity

(In thousands of €)				Accumulated other
				comprehensive
				income (loss)

			Retained			Employee
		Additional	earnings	Currency	Derivative	stock
	Ordinary	paid-in	(accumulated	translation	financial	purchase
	Shares	capital	deficit)	adjustment	instruments	plan shares	Total

Balance at December 31, 2000	6,737	168,776	24,242	(440)	—	(121)	199,194

Net loss	—	—	857	—	—	—	857

Other comprehensive income	—	—	—	23	364	—	387

Total comprehensive income	—	—	857	23	364	—	1,244

Sale of employee stock purchase plan shares	—	6	—	—	—	9	15

Balance at March 31, 2001	6,737	168,782	25,099	(417)	364	(112)	200,453

(In thousands of €)				Accumulated other
				comprehensive
				income (loss)

						Employee
		Additional		Currency	Derivative	stock
	Ordinary	paid-in	Accumulated	translation	financial	purchase
	Shares	capital	deficit	adjustment	instruments	plan shares	Total

Balance at December 31, 2001	6,737	168,788	(17,437)	(270)	(42)	(70)	157,706

Net income	—	—	933	—	—	—	933

Other comprehensive income (loss)	—	—	—	44	(66)	—	(22)

Total comprehensive income (loss)	—	—	933	44	(66)	—	911

Sale of employee stock purchase plan shares	—	6	—	—	—	3	9

Balance at March 31, 2002	6,737	168,794	(16,504)	(226)	(108)	(67)	158,626

The accompanying notes are an integral part of these Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(In thousands of €, unless otherwise stated)

     1.     Description of Business
Dialog Semiconductor Plc (“Dialog” or the “Company”) develops and supplies mixed signal and system level solutions for wireless communications and automotive applications. Dialog’s products are used by major original equipment manufacturers across the world. Once developed the Company contracts with manufacturers for production of the chips.

     2.     Summary of Significant Accounting Policies
Basis of Presentation
The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on a basis, which reflects the interim consolidated financial statements of the Company. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company’s December 31, 2001 consolidated financial statements and the notes thereto.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year ending December 31, 2002.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

Certain prior year balances have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements
On January 1, 2002 the Company adopted Statement No. 141 of Financial Accounting Standards (“SFAS”), Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. See note 4 for information on SFAS 142 disclosure.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 had no impact on the Company’s interim condensed consolidated financial statements.

     3.     Inventories
Inventories consisted of the following at March 31, 2002 and December 31, 2001:

	At	At
	March 31, 2002	December 31,
	(unaudited)	2001

Raw materials	6,164	7,358

Work-in-process	3,913	4,838

Finished goods	4,075	4,956

	14,152	17,152

     4.     Intangible Assets and Goodwill
In connection with the adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Company determined that an amount of € 383 (net of accumulated amortization) for assembled workforce, previously included in intangible assets, was required to be reclassified into goodwill in order to comply with SFAS 142. The Company was also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments. The Company determined amortization period adjustments were not necessary and that none of its intangible assets have indefinite useful lives. Further the Company had to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. The Company performed these impairment analyses at the appropriate reporting unit level and determined that an impairment charge was not necessary.

The following table discloses information related to intangible assets subject to amortization:

	At	At
	March 31, 2002	December 31,
	(unaudited)	2001

Gross carrying amount	9,982	9.967

Accumulated amortization	(5,092)	(4.649)

Net carrying amount	4,890	5.318

Intangible assets subject to amortization primarily represent licenses, software, customer lists and patents. During the three month ended March 31, 2002, additions of € 19 were recognized, primarily relating to software. The aggregate amortization expense for the three month ended March 31, 2002 and 2001 was € 447 and € 450, respectively.

Amortization expense of the gross carrying amount of other intangible assets at March 31, 2002 is estimated to be € 1,301 for the remainder of 2002, € 1,427 in 2003, € 750 in 2004, € 285 in 2005, and € 180 in 2006.

The following table presents net income and earnings per share for the three months ended March 31, 2002 and 2001 excluding goodwill and assembled workforce amortization expense:

	Three months	Three months
(In thousands of €, except for earnings per share amounts)	ended	ended
	March 31, 2002	March 31, 2001
	(unaudited)	(unaudited)

Net income	933	857

Goodwill and assembled workforce amortization	—	340

Adjusted net income	933	1,197

Basic earnings per share
Reported earnings per share	0.02	0.02

Goodwill and assembled workforce amortization	—	0.01

Adjusted earnings per share	0.02	0.03

Diluted earnings per share
Reported diluted earnings per share	0.02	0.02

Goodwill and assembled workforce amortization	—	0.01

Adjusted diluted earnings per share	0.02	0.03

     5.     Segment Reporting
The Company operates in one segment, the design and development of semiconductor chips. Revenues by product-type consisted of the following:

	Three months	Three months
	ended	ended
	March 31, 2002	March 31, 2001
	(unaudited)	(unaudited)

Revenues:
Wireless communication	13,137	23,064

Wireline communication	740	1,930

Automotive	1,458	1,525

Industrial	3,728	4,092

	19,063	30,611

Revenues are allocated to countries based on the location of the shipment destination:

	Three months	Three months
	ended	ended
	March 31, 2002	March 31, 2001

Germany	7,274	5,594

Sweden	269	11,168

Other European countries	4,937	7,782

China	3,405	1,233

Other countries	3,178	4,834

	19,063	30,611

     6.     Recovery of Investment
In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In the first quarter 2002, ESM was acquired by International Rectifier. As a result, the Company was able to recover a portion (€ 6.5 million) of its total investment in ESM.

     7.     Earnings per Ordinary Share
Earnings per share is determined as follows:

	Three months	Three months
	ended	ended
	March 31, 2002	March 31, 2001
	(unaudited)	(unaudited)

Net income	933	857
Weighted average number of shares outstanding (in thousands) – basic	43,856	43,944

Dilutive effect of stock options1)	1,301	1,529

Weighted average number of shares outstanding (in thousands) – diluted	45,157	45,473

Earnings per share — basic	0.02	0.02

Earnings per share — diluted	0.02	0.02

1)1,192 and 1,168 options were not included in the computation of diluted earnings per share in 2001 and 2002, respectively because the options’ underlying exercise prices were greater than the average market price for Dialog ordinary shares in the three months ended March 31, 2001 and 2002.

     8.     Additional Information
Directors Holdings
Shares held by the key management and members of our board of directors are as follows: Roland Pudelko holds 320,405 shares (0.73%) and 417,450 options, Richard Schmitz holds 142,105 shares (0.32%) and 128,650 options, Gary Duncan holds 162,105 shares (0.37%) and 128,650 options, Peter Hall holds 162,105 shares (0.37%) and 128,650 options, Martin Klöble holds 150,000 shares (0.34%) and 100,000 options, Yoshihiko Kido holds 25,000 options, Martin Sallenhag holds 10,000 options, Timothy Anderson holds 20,816 shares (0.05%), Michael Risman holds 1,172 shares (0.00%), Jan Tufvesson and his wife hold 165,062 shares (0.37%) and Michael Glover and his immediate family hold 195,000 shares (0.44%) in aggregate.